DEUTSCHE GLOBAL GROWTH FUND

N-Sar September 1, 2014 - February 28, 2015




Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price
of Shares	Total ($) Amt of Offering	 Amt of
shares Purch by Fund 	% of Offering Purchased by
Fund	% of Funds Total Assets	Brokers	Purchased
From
TriNet	099821434	9/12/2014		$25.50
	$269,325,000	26,024	0.00246398
	JPM, MS, DB	JPM